SCHEDULE 13G

Amendment No. 4

Gold Standard, Inc.
Common Shares
380724302

12/31/99
Rule 13d-1(b)

1.  Sun Valley Gold LLC
2.  N/A
3.
4.  Delaware
5.  137,606
6.  0
7.  137,606
8.  0
9.  137,606
10.  N/A
11.  11.8%
12.  IA

Item 1.
(a)  Gold Standard, Inc.
(b)  712 Kearns Building, 136 South Main Street,
Salt Lake City, Utah  84101

Item 2.
(a)  Sun Valley Gold LLC
(b)  620 Sun Valley Road, P.O. Box 2759, Sun Valley, Idaho  83353
(c)  Delaware limited liability company
(d)  Common shares
(e)  380724302

Item 3.
(e)  An investment adviser in accordance
with section 240.13d-1(b)(1)(ii)(E)

Item 4.
(a)  137,606 common shares.
(b)  11.8%
(c)  (i)  137,606
     (ii)  0
    (iii)  137,606
    (iv)  0

Item 5.
N/A

Item 6.
N/A

Item 7.
N/A

Item 8.
N/A

Item 9.
N/A

Item 10.
Certification

SIGNATURE:

Peter F. Palmedo
President, Sun Valley Gold Company
Managing Member, Sun Valley Gold LLC
February 1, 2000